NEWS RELEASE

December 20, 2002

Trading Symbol: TSX: RNG

RIO NARCEA SIGNS OPTION AGREEMENT FOR OUTOKUMPU’S LUGO GOLD PROPERTIES, NORTHERN SPAIN

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) is pleased to announce that it has entered into an agreement with Outokumpu Mining Sucursal España (“Outokumpu”) to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process comprising of exploration expenditures, cash payments and completion of a feasibility study.

The Lugo JV properties cover 387 square kilometers in the regions of Galicia and Leon in northwestern Spain. The properties include the Carla Group property, which covers 82 square kilometers and is located 90 kilometers west of Rio Narcea’s El Valle gold mine. The Carla Group property is strategically located at a point equidistant between the Company’s El Valle Mine and Corcoesto gold project.

The Villalba occurrence is the principle target on the Carla Group property where Roman workings exploited an epithermal gold system hosted in a 200-meter thick section of limestone and dolomite. The style of mineralization, stratigraphic section and regional structure are very similar to the Rio Narcea gold belt. A major, north-trending fault system at Villalba hosts a fingered array of clay altered, porphyritic quartz diorite intrusives that are spatially related to a low-temperature gold system in silicified dolomites. The Villalba system is developed along a strike length of approximately two kilometers and over a width of 500 meters.  Float samples of jasperoid taken from the margins of the porphyry intrusive contain up to 46 g/t gold.

The Villalba occurrence is one of six major airborne magnetic anomalies thought to represent similar intrusives along a regional, north-trending fault system that extends 18 kilometers through the Carla Group. A reconnaissance soil geochemical survey is in progress to assess the regional potential of the project.

Under the terms of the agreement, Rio Narcea may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approx. US$1.5 million) over a period of up to two years commencing December 20, 2002. If Rio Narcea exercises its option and acquires a 50% interest in the property, Rio Narcea and Outokumpu will form a joint company to which the property will be transferred and will jointly continue the exploration and development of the project. Rio Narcea can then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approx. US$1.5 million) over one year or less and making a cash payment of €0.75 million (approx. US$0.75 million) to Outokumpu. Rio Narcea will have the option to acquire a further 10% interest in the project by completing a bankable feasibility study.

The funds for the exploration of the property are part of the US$4.4 million gold exploration budget approved by the Board for 2003.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit.

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For further information contact:

Eugene D. Spiering Vice President Exploration Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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